UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Directors and Officers

On April 2, 2015, Woo Ming Yee (Class III Director of the Company) and Ma Sin Ling (Class III Director, Chief Financial Officer and Corporate Secretary of the Company) resigned their positions with the Company. The resignations of Ms. Woo and Ms. Ma were not tendered because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective upon their resignations, the Company’s Board of Directors (a) appointed Messrs. Tam Cheuk Ho and Wong Wah On Edward to serve as Class III Directors of the Company until the next annual meeting of shareholders at which Class III Directors are elected and until their successors are duly elected and have qualified, and (b) appointed Mr. Yue Ming Wai Bonaventure to serve as Chief Financial Officer and Corporate Secretary of the Company until otherwise determined by the Company’s Board of Directors.

Mr. Tam has served as the director of Feishang Anthracite Resources Limited, a company whose ordinary shares are listed on the Main Board of the Hong Kong Stock Exchange (“Feishang Anthracite”), since February 2013. He served as a director of the Company from December 1993 to December 1994 and from December 1997 to January 2014. He was also the chief financial officer and executive vice president of the Company, from December 2004 to January 2008, and from January 2008 to January 2014, respectively. He served as the chief financial officer and a director of China Resources from December 1994 to December 2004. From July 1984 through December 1991, he worked at Ernst & Young, Hong Kong where his most recent position was audit manager, and from February 1992 through September 1992, as financial controller of China Nuclear Industry 23 International Corporation Limited, a listed company in Hong Kong, where he was responsible for accounting and financial functions. From October 1992 through December 1994, Mr. Tam was finance director of Hong Wah (Holdings) Limited. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a certified public accountant (practising) in Hong Kong. He holds a Bachelor of Business Administration degree from the Chinese University of Hong Kong. He will receive for his services as a director an annual salary of US$1.00 and any equity awards as may from time to time be determined by the Company’s Compensation Committee.

Mr. Wong has served as the director of Feishang Anthracite since February 2013. He served as a director of the Company from January 1999 to January 2014, as its financial controller from December 2004 to January 2008, as its secretary from February 1999 to January 2014, and as its chief financial officer from January 2008 to January 2014. He served as secretary, financial controller and a director of China Resources from December 1997 to December 2004. From July 1988 through October 1992, he worked at Ernst & Young, Hong Kong where his most recent position was audit supervisor. From October 1992 through December 1994, Mr. Wong was the deputy finance director of Hong Wah (Holdings) Limited. He received a professional diploma in Company Secretaryship and Administration from the Hong Kong Polytechnic University. He is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate member of the Hong Kong Institute of Chartered Secretaries. He is also a certified public accountant (practising) in Hong Kong. He will receive for his services as a director an annual salary of US$1.00 and any equity awards as may from time to time be determined by the Company’s Compensation Committee.

Mr. Yue has been the chief financial officer and the company secretary of Feishang Anthracite since January 2015. He served as the financial controller of the Company from April 2008 to January 2014. From July 1990 to December 1992, Mr. Yue worked in the audit department of Ernst & Young, Hong Kong. From December 1992 to August 1993, he worked as an accountant in Sun Hung Kai & Co. Limited, a company listed in Hong Kong. From January 1995 to August 1996, he was the assistant financial controller and the company secretary of Nam Hing Holdings Limited, a company listed in Hong Kong. From August 1996 to April 1998, Mr. Yue served as an accounting manager of Leading Spirit (Holdings) Company Ltd., a company listed in Hong Kong. From April 1998 to October 1998, he was the senior corporate finance manager of Best Wide Group Limited, a company listed in Hong Kong. From November 1998 through April 2003, Mr. Yue was an associate director of a private investment advisory company. From April 2003 through October 2007, he served as the chief financial officer and the company secretary of a public manufacturing company. He has served as a director of a private company engaging in the provision of corporate services since March 2003. From September 2007 to April 2008, Mr. Yue was the financial controller of Enerchina Holdings Limited, a listed company in Hong Kong. Mr. Yue graduated from Hong Kong Baptist University with a Bachelor of Business Administration degree and was awarded a Master of Science degree in accounting and finance from the University of Manchester. He is a fellow member of the Hong Kong Institute of Chartered Secretaries, the Hong Kong Institute of Certified Public Accountants, and the Institute of Chartered Accountants in England & Wales. Mr. Yue is also a member of Chartered Accountants Australia & New Zealand, and a member accredited in business valuation of the American Institute of Certified Public Accountants. He will receive for his services as an officer an annual salary of US$1.00 and any equity awards as may from time to time be determined by the Company’s Compensation Committee.

Feishang Anthracite was a wholly-owned subsidiary of the Company until the Company’s distribution to shareholders of its shares of Feishang Anthracite effective January 22, 2014. Feishang Anthracite remains related to the Company through common control. Tam Cheuk Ho and Woo Ming Yee are husband and wife.

Exhibits

Exhibit Number	Description
99.1	Service Agreement dated as of April 2, 2015 by and between China Natural Resources, Inc., and Tam Cheuk Ho.
99.2	Service Agreement dated as of April 2, 2015 by and between China Natural Resources, Inc., and Wong Wah On Edward.
99.3	Service Agreement dated as of April 2, 2015 by and between China Natural Resources, Inc., and Yue Ming Wai Bonaventure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: April 6, 2015	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Service Agreement dated as of April 2, 2015 by and between China Natural Resources, Inc., and Tam Cheuk Ho.
99.2	Service Agreement dated as of April 2, 2015 by and between China Natural Resources, Inc., and Wong Wah On Edward.
99.3	Service Agreement dated as of April 2, 2015 by and between China Natural Resources, Inc., and Yue Ming Wai Bonaventure.